Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF TRITERRAS FINTECH PTE. LTD.

For purposes of this section, “we,” “our,” “us” and the “company” refer to Triterras Fintech Pte. Ltd. (“Fintech”) prior to the consummation of the business combination, unless the context otherwise requires.

The following discussion and analysis summarizes the significant factors affecting our results of operations, financial condition and liquidity position for the six months ended August 31, 2020 and August 31, 2019 and should be read in conjunction with our financial statements and related notes. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. Actual results could differ materially from those discussed in the forward-looking statements. See “Forward-Looking Statements”.

Overview

We facilitate physical commodities trading, trade finance and credit insurance for SMEs using “Kratos,” our internally developed innovative blockchain-enabled technology platform. Kratos is a diversified platform built to address the needs of SMEs in the commodity trading and trade finance community by connecting commodity traders and lenders and enabling them to transact online, solving mission critical problems for this historically underserved market. Kratos enables SMEs and other parties to trade commodities and find short term trade financing for their physical commodity purchases while in transit and prior to delivery. We developed Kratos over the past three years and believe it is one of the world’s first large-scale (as measured by total transaction volume) blockchain enabled trade and trade finance platforms for commodities. Our ability to launch the platform prior to competing platforms provides us with a first mover advantage to address the complexities and challenges in trade finance for SMEs.

We launched Kratos in June 2019 and through August 2020 (inclusive) it has facilitated approximately US$8.8 billion in total transaction volume at a financing ratio of 12.5%. The total transaction volume on Kratos, which has averaged more than US$800 million per month from March 2020 through August 2020, is the key driver of our revenue. We expect total transaction volume to continue to increase as the platform grows and our product offering expands.

Recent Developments

We are in the process of negotiating a partnership with an established provider of payment processing solutions that we believe would be complementary to our existing business and allow for additional features to be added to Kratos. We expect that the provider’s existing relationships and customer base will result in additional users being onboarded to the Kratos platform, with a portion of the resulting revenue from such additional users being shared with the payment processing solutions provider. We have also entered into a non-binding letter of intent with an established provider of supply chain finance services in the Gulf Cooperation Council markets. If binding definitive agreements are entered pursuant to this non-binding letter of intent, we expect that the established provider will assist us in operating and building the customer base of our “Supply Chain Finance” module and that we will acquire certain related intellectual property rights which we plan to integrate into the Kratos platform.

Key Operating Metrics

We evaluate our performance through key operating metrics, including:

●	The dollar volume of commodity trades facilitated by the “Trade Discovery” module (“Transaction Volume”). Transaction Volume is a function of the number of clients and the total transaction volume that they transact on our platform, and to some extent commodity prices; The dollar value of trade finance facilitated by the “Trade Finance” module, which we expect will in the future include amounts facilitated by the “Supply Chain Finance” module (“Trade Finance Volume” which, together with Transaction Volume, we described as total transaction volume) Trade Finance Volume is a function of the availability of funding at competitive rates from our lender users, and in the future, we believe this will be impacted by the availability of credit insurance through the “Insurance” module. Trade Finance Volume is primarily driven by Transaction Volume, though a small portion of Trade Finance Volume is due to transactions which are not processed by the “Trade Finance” module;

●	The ratio of Trade Finance Volume to total transaction volume (“Financing Ratio”), which we believe approximates the rate at which our “Trade Discovery” module users seek financing via our “Trade Finance” module. In the medium term, we expect the Financing Ratio to be approximately 33%; and

●	Transaction fees charged, for both the “Trade Discovery” module and “Trade Finance” module. Our Average Transaction Fee comprises the weighted average fee charged on the “Trade Discovery” and “Trade Finance” modules. In the medium term we expect transaction fees to moderately decrease due to competitive pressures, which we expect will be offset by increasing Transaction Volume and Trade Finance Volume.

The table below sets forth our total transaction volume, and Financing Ratio, and Average Transaction Fee for the six months ended August 31, 2020 and 2019:

	Six months ended August 31, 2020	Six months ended August 31, 2019
Total Transaction Volume (US$ millions)	4,091.3	18.5
Average Transaction Fee (%)	0.48	0.40
Financing Ratio (%)	21.4	N.A.

The initial commercial launch of the of the “Trade Discovery” module of the Kratos platform, and hence significant Transaction Volume, occurred in June 2019. The initial commercial launch of the “Trade Finance” module of the Kratos platform did not occur until February 2020, as such, we do not believe that the Financing Ratio for the six months ended August 31, 2020 is representative of future Financing Ratios.

Kratos and COVID-19

The usage of Kratos by our users has proven to be very resilient in the face of the challenges posed to the industry due to COVID-19. This is driving increased total transaction volume from our existing users, resulting in a 97% increase in monthly average total transaction volume for March through August 2020, and a similar increase in platform user growth, each as compared to June 2019 through February 2020. In addition to the ease of use of the platform during worldwide closures, we believe that less trade finance liquidity due to a risk-off environment and fewer available funding sources are exacerbating the US$1.5 trillion annual shortfall in trade finance funding for SMEs, making our offering and solutions even more compelling. We believe that the fintech industry, Asian economies and non-petroleum commodity consumption will drive the post-COVID-19 recovery.

Results of Operations

The results of operations presented below should be reviewed in conjunction with our financial statements and related notes. The following table sets forth our results of operations for the periods shown:

	Six months ended August 31, 2020	Six months ended August 31, 2019
	(US$)
Revenue (total)	$23,692,234	1,049,851
Revenue (attributable to related companies)	3,664,185	125
Costs and expenses:
Cost of revenue	(2,567,280)	(13,715)
Research and development	(15,059)	(1,548)
Marketing and sales	(1,554,348)	(7,906)
General and administrative	(2,259,696)	(412,874)
Total costs and expenses	(6,396,383)	(436,043)
Results from operating activities	$17,295,851	$613,808
Finance income	10	2,103
Finance cost	(70,367)	(714)
Net finance income (cost)	$(70,357)	$1,389
Profit before income tax	17,225,494	615,197
Income tax expense	(3,017,443)	(104,956)
Profit for the period	$14,208,051	$510,241

We were incorporated on January 11, 2018 and since that date, our operations have primarily consisted of the planning and development of the Kratos platform. The initial commercial launch of the of the “Trade Discovery” module of the Kratos platform occurred in June 2019 and the initial commercial launch of the “Trade Finance” module of the Kratos platform did not occur until February 2020. As revenue-generating operations only commenced during the six months ended August 31, 2019, the two historical periods presented below are not comparable and it may be difficult to identify trends in the performance of our business through a comparison of these two periods.

Revenue

We have generated revenue from operations only since commercial launch. Our revenue is primarily derived from platform service fees from the “Trade Discovery” module of the Kratos platform which launched in June 2019, as well as the “Trade Finance” module of the Kratos platform which launched in February 2020, and license fees. Our revenue increased by US$22,642,383 (2,157%) to US$23,692,234 in revenues for the six months ended August 31, 2020 from total transaction volume of US$4.97 billion, compared to US$1,049,851 in revenues for the six months ended August 31, 2019 from total transaction volume of US$0.71 billion as the commercial operations of the Kratos platform ramped up. Of the revenue we generated for the six months ended August 31, 2020, US$3,664,185, or 16.2% was attributable to services provided to related companies (mainly Rhodium), compared to US$125 or 0.01% for the six months ended August 31, 2019. One of our directors, Mr. Richard Maurer, wholly owns Longview Resources Group, which accounted for a further 9.4% of our revenue for the six months ending August 31, 2020 (2.8% for the six months ended August 31, 2019).

Cost of Revenue

Cost of revenue consists primarily of expenses associated with delivery of the IT platform and services. These include expenses related to operation of the IT platform, cloud management service fees and bandwidth costs. Our cost of revenue increased by US$2,553,565 (18,619%) to US$2,567,280 for the six months ended August 31, 2020 compared to US$13,715 for the six months ended August 31, 2019. This increase is consistent with the increase in revenue as higher operational expenses were incurred to support the increase in customers and transactions on the Kratos platform.

Marketing and Sales

Marketing and sales expenses primarily relate to consultancy services relating to business development and the amortization of contract costs, as well as marketing and promotional expenditures. Our marketing and sales expenses increased by US$1,546,422 (19,560%) to US$1,554,348 for the six months ended August 31, 2020 compared to US$7,906 for the six months ended August 31, 2019. This increase is primarily due the engagement of consultants to support our marketing, sales and business development efforts as well as commission fees paid in relation to referral of customers. The consultants were engaged for the marketing and sales of the supply chain module and the related expenses were recognized over the service contract period provided. During the period, we entered into an agreement with an external party to pay commission fees for every successful customer referral upon signing of the subscription agreement of 3 years. These costs are capitalized as it is directly attributable to obtaining a customer’s contract and we expect to recover these costs. The contract costs are amortized over the subscription period of 3 years.

General and Administrative

General and administrative expenses generally consist of staff costs, including salaries, traveling expenses, benefits and related items, professional fees, such as fees for lawyers and consultants, management fees paid to our related parties for staff costs, accounting and administrative support services and office space recharges. Our general and administrative costs increased by US$1,846,822 (447%) to US$2,259,696 for the six months ended August 31, 2020 compared to US$412,874 for the six months ended August 31, 2019. This increase is primarily due to the increase in management fees payable to our related parties attributable to preparation for the business combination, and increase in payroll expenses and professional fees.

Net Finance Cost

Finance costs consist of interest expenses on borrowings and bank charges. We do not have any long-term indebtedness. Finance income consists of foreign exchange gains. Net finance cost increased by US$71,746 (5,165%) to US$70,357 for the six months ended August 31, 2020 compared to net finance income of US$1,389 for the six months ended August 31, 2019. This is primarily due to a discounting fee paid in relation to a receivables purchase agreement entered into with a third party.

Income tax expense

Our income tax expense increased by US$2,912,487 (2,775.0%) to US$3,017,443 for the six months ended August 31, 2020, compared to US$104,956 for the six months ended August 31, 2019, in line with the growth of profit before income tax. For the six months ended August 31, 2020, our effective tax rate was 17.5%, higher than the statutory tax rate of 17% primarily due to the utilization of group tax relief in prior year (nil in current period).

Profit for the period

Our profit increased by US$13,697,810 (2,685%) for the six months ended August 31, 2020 to US$14,208,051, primarily due to the commercial launch of the Kratos platform in June 2019, as compared to a profit for the six months ended August 31, 2019 of US$510,241.

Non-IFRS Financial Measures

We use certain measures derived from financial data but not presented in our financial statements prepared in accordance with IFRS, primarily EBITDA*. Non-IFRS financial measures in this operating and financial review are indicated by “*”. We calculate EBITDA* by adding net finance costs, tax expense, depreciation and amortization expense to our profit for the period. EBITDA* is not a measurement of financial performance or liquidity under IFRS and should not be considered as an alternative to profit for the period, operating income or any other performance measures derived in accordance with IFRS or an alternative to cash flows from operating activities as a measure of liquidity. Our presentation of EBITDA* may not be comparable to similarly titled measures presented by other companies. We use EBITDA* and related measures to facilitate company-to-company and period-to-period comparisons and reflect our core performance, because it excludes the effects of income tax expense, net finance costs, depreciation and amortization. Our management also believes that EBITDA* and related measures are used by investors, analysts and other interested parties as measures of financial performance.

EBITDA* is reconciled to profit/(loss) for the period, its most closely comparable IFRS measure, in the tables below:

	Six months ended August 31, 2020	Six months ended August 31, 2019
	(US$)
Profit for the period	$14,208,051	$510,241
Depreciation	13,802	642
Amortization	599,781	1,548
Net finance costs/(income)	70,357	(1,389)
Income tax expense	3,017,443	104,956
EBITDA*	$17,909,434	$615,998

Our EBITDA* increased by US$17,293,436 (2,807%) to US$17,293,436 for the six months ended August 31, 2020 compared to US$615,998 for the six months ended August 31, 2019. The increase was primarily due to the increase in revenue subsequent to the commercial launch of the Kratos platform in June 2019.

Financial Resources and Liquidity

We monitor our liquidity risk and maintain a level of cash and cash equivalents, deemed adequate by management to finance our operations and to mitigate the effects of fluctuations in cash flows. We consider cash from operating activities as the principal source of cash generation for our businesses. As of August 31, 2020, we believe that our cash from operations is sufficient to fund ongoing operations, including development costs for the Kratos platform, and other capital expenditure for the foreseeable future.

Financial Resources

As of August 31, 2020 and February 29, 2020, we had cash and cash equivalents of US$5,889,493 and US$165,298, respectively. Liquidity reserves consist of available cash. As of August 31, 2020 our trade and other receivables due from external customers were US$11,893,416, while trade receivables due from related companies were US$1,046,077. Trade and other receivables are payable an average of 90 days following generation. As of August 31, 2020, our amount due from related parties was US$2,551,017 (US$5,361,593 as of February 29, 2020), which is expected to be fully repaid by February 28, 2021.

Cash Flows

The following table sets forth our cash flows for the periods presented:

	Six months ended August 31, 2020	Six months ended August 31, 2019
	(US$)
Cash from operating activities	$13,197,827	$88,934
Cash used in investing activities	(7,459,003)	(28,810)
Cash used in financing activities	(14,629)	(10,000)
Net increase in cash and equivalents	$5,724,195	$50,124
Cash and equivalents at beginning of period	165,298	2,778
Cash and equivalents at end of period	$5,889,493	$52,902

Cash flow from operating activities mostly consist of net profit, adjusted for certain non-cash items such as finance costs, total depreciation, total amortization and income tax expense. Our most significant source of operating cash is cash flows from the Kratos platform, net of outstanding trade receivables for such platform service fees. Our cash from operating activities increased by US$13,108,893 (14,740%) to US$13,197,827 for the six months ended August 31, 2020, compared to US$88,934 primarily due to the increase in net income as a result of the commercial launch of Kratos platform, adjusted for certain non-cash items such as amortization, depreciation and income tax expense. A higher tax liability was recorded during the current period as a result of higher net income. During the six months ended 31 August 31, 2020, we entered into offsetting arrangement with a related company for non-trade balances amounting to US$1,417,898. There was also offsetting arrangement entered with external customers for trade balances amounting to US$1,501,007.

Our most significant use of cash for investments is development expenditure for the Kratos platform. Our cash used in investing activities increased by US$7,430,193 (25,790.3%) to US$7,457,729 for the six months ended August 31, 2020 from US$28,810 for the six months ended August 31, 2019. The increase in cash used in investing activities mostly resulted from US$7,457,729 of development expenditure for the Kratos platform as we continued to invest in network infrastructure and expansion of the modules on Kratos platform.

Cash used in financing activities during the six months ended August 31, 2020 consisted lease payment and interest paid. For the six months ended August 31, 2019, our most significant source of financing cash has been US$5,000,000 in proceeds from issuance of ordinary shares, offset by repayment of loans and borrowings of US$5,010,000 to a third party.

Capital Expenditures

We expect that over the next two years we will spend approximately US$60 million for the development of the Kratos platform and expansion of Fintech’s operations, which will be funded with the cash obtained by Triterras, Inc. in the business combination. While we have no other capital expenditures planned for the next two years, we are an opportunistic organization and any opportunities that arise for accretive acquisitions of existing offline businesses in the commodity trading ecosystem, whose customer base could increase the growth of Kratos, or certain technology offerings such as artificial intelligence, analytics and dashboard reporting, credit scoring and rating solutions and payment processing solutions, which would allow for additional features to be added to Kratos, may be considered.

Contractual Obligations

As of August 31, 2020, we had no long-term obligations or liabilities due beyond the end of the year ending February 28, 2021. During the period ended August 31, 2020, we entered into a lease for our office premise. The lease will expire by end of 2021 with an option to renew for another 3 years. We expect to renew the office lease by the end of expiry.

Off Balance Sheet Arrangements

As of August 31, 2020, we had no off-balance sheet arrangements that have, or are likely to have, a material effect on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Credit risk is the risk of financial loss to us if a counterparty to a financial instrument fails to meet its contractual obligations. At August 31, 2020, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.

Liquidity Risk

We are also exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures as well as by ensuring that we have sufficient availability under trade financing facilities and receivables purchase agreements to meet our customers’ needs. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage. We monitor our liquidity risk and maintain a level of cash and cash equivalents deemed adequate by management to finance our operations and to mitigate the effects of fluctuations in cash flows.

Exchange Rate Risk

Our exposure to foreign currency risk is insignificant, as our income and expenses, assets and liabilities are substantially denominated in United States dollars (“USD”). The exposure is monitored on an ongoing basis and we endeavor to keep the net exposure at an acceptable level. We recognized foreign currency losses of US$12,472 and foreign currency gain of US$1,980 for the six months ended August 31, 2020 and August 31, 2019 respectively.

Interest Rate Risk

At August 31, 2020, we did not have any significant exposure to interest rate risk as we have no loans or borrowings and insignificant cash and cash equivalents earning finance income.

Commodity Price Risk

We do not have any significant exposure to commodity price risk, as the Kratos platform facilitates commodity trades and we do not enter into any trades as principal.

Changes in and Disagreements with Accountants and Financial Disclosure

None.

Critical Accounting Policies and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements.

We prepare our financial statements in conformity with IFRS, which requires us to make significant judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our financial statements and other disclosures. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in our financial statements as at and for the year ended February 29, 2020 incorporated by reference into the Form 20-F.

Contract costs

Sales commission directly attributable to obtaining and fulfilling a customer’s contract are capitalized in the statement of financial position and amortised as marketing and sales expenses over the contract period or expected customer relationship period as we expect to recover these costs.

The contract period or expected customer relationship period is typically 3 years.

Capitalized contract costs are included under non-current assets.

New standards and interpretations not adopted

A number of new standards, interpretations and amendments to standards are effective for annual periods beginning after March 1, 2020 and earlier application is permitted; however, we have not early adopted the new or amended standards and interpretations in preparing these financial statements.

The following new IFRSs, interpretations and amendments to IFRSs are not expected to have a significant impact on our financial statements.

●	Amendments to References to Conceptual Framework in IFRS Standards

●	Definition of a Business (Amendments to IFRS 103)

●	Definition of Material (Amendments to IFRS 1 and IFRS 8)

●	IFRS 17 Insurance Contracts